Exhibit 99.1

Ability Inc. Announces Delisting From Nasdaq

TEL AVIV, ISRAEL, December 24, 2019 / (GLOBE NEWSWIRE) / Ability Inc. (Nasdaq: ABIL) (the “Company”), a leading provider of innovative tactical communications intelligence solutions, today announced that it received a letter, dated December 23, 2019, from the Nasdaq Hearings Panel of The Nasdaq Stock Market LLC informing the Company that the Panel has determined to delist the Company’s ordinary shares from the Nasdaq and will suspend trading in the shares effective at the open of business on December 26, 2019.

As previously announced, on November 6, 2019, the Nasdaq informed the Company that it did not meet Nasdaq Listing Rule 5550(b) for continued listing on the Nasdaq Capital Market, which requires the Company to have a minimum of $2,500,000 in stockholders’ equity or market value of listed securities of $35 million or net income from continuing operations of $500,000 in the most recently completed fiscal year or two of the last three most recently completed fiscal years.

The Company requested a hearing, which was held on December 12, 2019, at which the Company presented a plan of compliance and requested a further extension of time, but the Panel determined not to accept the Company’s request.

Nasdaq has informed the Company that it will file a Form 25 (Notification of Removal from Listing) with the Securities and Exchange Commission after applicable appeal periods have lapsed to notify the SEC of the delisting of the Company’s ordinary shares.

The Company’s ordinary shares will continue to be listed on the Tel Aviv Stock Exchange.  The Company expects that its ordinary shares will be quoted on the OTC Pink Open Market, operated by OTC Markets Group, a centralized electronic quotation service for over-the-counter securities.

About Ability Inc.

Ability Inc. is the sole owner of Ability Computer & Software Industries Ltd. (“ACSI”) and Ability Security Systems Ltd. Headquartered in Tel Aviv, Israel, ACSI was founded in 1994, offering and providing advanced interception, geolocation for cellular and satellite communication and cyber intelligence tools used worldwide by Security and Intelligence Agencies, Military forces, Law Enforcement Agencies and Homeland Security Agencies. ACSI offers a broad range of lawful interception, decryption, cyber and geolocation solutions for cellular and satellite communication. State-of-the-art technology underpins ACSI’s scalable offerings, which can be tactical-and-portable, or strategic-and-fixed, depending on its customers’ needs. Additional information regarding ACSI may be found at http://www.interceptors.com.

Caution Regarding Forward-Looking Statements

This press release contains “forward-looking statements.” Words such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Contact at Ability:

Avi Levin

CFO

+972-3-6879777

avi@ability.co.il